April 2007	Pricing Sheet dated April 23, 2007 relating to
Preliminary Terms No. 248 dated March 23, 2007 to
Registration Statement No. 333-131266
Filed pursuant to Rule 433

Structured Investments
Opportunities in Equities
9.25% RevConsSM
Based on the Common Stock of Range Resources Corporation
Reverse Convertible Securities

PRICING TERMS – APRIL 23, 2007
Issuer:	Morgan Stanley
Stated principal amount:	$1,000 per RevCons
Aggregate principal amount:	$2,110,000
Issue price:	$1,000 per RevCons (see “Agent’s commissions” below)
Maturity date:	April 30, 2008
Payment at maturity:

Either (i) the stated principal amount of $1,000 or (ii) if the closing price of the underlying stock on the determination date is less than the initial share price and the closing price of the underlying stock has declined to or below the specified trigger price on any trading day up to and including the determination date, (x) a number of shares of the underlying stock equal to the exchange ratio or (y) at our option, the cash value of those shares as of the determination date.

Trigger event:	Closing price trigger event
Exchange ratio:	26.73797
Trigger level:	80%
Trigger price:	$29.92 (the trigger price is equal to the product of the trigger level times the initial share price)
Determination date:	April 25, 2008 (3 trading days before the maturity date), subject to postponement in the event of certain market disruption events.
Coupon:	9.25% per annum, payable monthly beginning May 30, 2007.
Underlying stock:	Range Resources Corporation common stock
Initial share price:	$37.40
Pricing date:	April 23, 2007
Original issue date:	April 30, 2007 (five business days after the pricing date)
Listing:	The RevCons will not be listed on any securities exchange.
CUSIP:	61747YAL9
Agent:	Morgan Stanley & Co. Incorporated
Agent’s commissions:		Price to public(1)	Agent’s commissions(1)(2)	Proceeds to issuer
	Per RevCons	$1,000	$20	$980
	Totals	$2,110,000	$42,200.00	$2,067,800
(1)	The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of RevCons purchased by that investor. The lowest price payable by an investor is $992.50 per RevCons. Please see “Issue price” on page 4 of the preliminary terms for further details.
(2)	For additional information, see “Plan of Distribution” in the prospectus supplement for reverse convertible securities (“RevCons”).

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

Preliminary Terms No. 248 dated March 23, 2007

Prospectus Supplement for RevCons dated March 2, 2007

Prospectus dated January 25, 2006